Mail Stop 3561
      January 24, 2006

Guy Nissenson
President and Chief Executive Officer
XFone, Inc.
c/o Swiftnet Limited
Britannia House, 960 High Road
London N12 9RY, United Kingdom

      Re:	XFone, Inc.
		Amendment No. 2 to Preliminary Proxy Statement on
Schedule
14A
		Filed January 11, 2006
      File No. 1-32521

Dear Mr. Nissenson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.


Proposals III and IV
1. We note your response our prior comment 3. Further disclosure is necessary to provide shareholders with an understanding of how the terms of both merger agreements were negotiated. For example, you indicate that each agreement was the product of arm`s length negotiation but do not indicate how the final terms of each evolved during the negotiations. The two acquisitions are presented as separate proposals but the discussions of the negotiations of each transaction and how the terms of the transactions evolved are identical so there is no way to differentiate between the two.
All
information relating to the acquisitions must be located in a single location. We note the discussion of the amendment to the I-55 Internet merger agreement and the management agreement affecting the
I-55 Telecommunications merger described later in your recent events section in your statement of additional information. Rule 14a-9 of the proxy rules requires that a proxy statement not present information in a confusing manner. Therefore, while you may include information in an appendix to the proxy statement, all material information relating to the acquisitions must be presented together to avoid investor confusion. In addition, revise to include pro forma information for both acquisitions. See Item 310(d) of Regulation S-B.
Statement of Additional Information, page 33
III.  Recent Events, page 34
2. We note your response to our prior comment 5. With regard to the
Laurus agreement, please disclose the conditions to the conversion of the note and how the initial conversion price may change to the detriment of your current unaffiliated common shareholders.

* * * * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
      Assistant Director


cc:	Arthur S. Marcus, Esq.
	Gersten Savage LLP
	Fax: (212) 980-5192


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Guy Nissenson
XFone, Inc.
January 24, 2006
Page 1